United States securities and exchange commission logo





                                November 2, 2020

       Suzanne Cope
       Chief Executive Officer
       Deseo Swimwear Inc.
       2120 K Street     Unit 2
       San Diego, California 92102

                                                        Re: Deseo Swimwear Inc.
                                                            Amendment No. 2 to
Registration Statement on Form S-1
                                                            Filed October 26,
2020
                                                            File No. 333-249308

       Dear Ms. Cope:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 19, 2020 letter.

       Amendment No. 2 to Registration Statement on Form S-1

       General

   1. We note your response to comment two. Please revise the cover page and plan of distribution to state
that the share price is fixed for the duration of the offering. Please add a risk factor that
highlights the consequences of your shell company status.
 Suzanne Cope
Deseo Swimwear Inc.
November 2, 2020
Page 2

       You may contact Asia Timmons-Pierce, Special Counsel, at 202-551-3754 or Jay Ingram,
Legal Branch Chief, at 202-551-3397 if you have any questions.




FirstName LastNameSuzanne Cope                          Sincerely,
Comapany NameDeseo Swimwear Inc.
                                                        Division of Corporation
Finance
November 2, 2020 Page 2                                 Office of Manufacturing
FirstName LastName